                                                                  EXHIBIT T3E-13

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997


                                TABLE OF CONTENTS

                                                                                                            Page
                                                                                                            ----

         Chairman's Letter                                                                                  1 - 2


         Report of the Chief  Financial Officer                                                             3 - 5


         Financial Statements & Notes                                                                       6 - 11

             The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant
             Accounting Policies included in the notes to the consolidated financial statements in the Company's 1996 Annual Report. These policies and the Notes to Consolidated Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.



         Management's Discussion and Analysis of  Financial, Condition                                      12 - 15
             and Results of Operations

                                November 14, 1997

TO ALL STOCKHOLDERS AND BONDHOLDERS:


         Enclosed are the consolidated financial statements of San Jacinto Holdings, Inc. (the "Company") and its operating subsidiary, Safeguard Business Systems, Inc. ("Safeguard") for the three and nine month periods ended September 30, 1997 and September 30, 1996.

         Operating earnings in the third quarter improved significantly over second quarter results. EBITDA was $4.2 million compared to the second quarter level of $2.5 million. The third quarter result was approximately the same as the comparable period in 1996. In the report of the Chief Financial Officer, which follows, you will find a complete discussion of overall financial results and trends including sales and earnings.

         We reported to you in my letter of August 15, included in the report for the second quarter, that substantial senior management changes were undertaken in early August and then continued throughout August and September. We have now completed our senior management realignments and expect no further changes or additions in the foreseeable future. The management priorities summarized in my previous letter are being adhered to and we are experiencing significant improvements in the Company's overall operations. Management's commitment to these fundamentals will remain in place. I am pleased to report that the working relationships with our independent distributors have improved significantly during the past 60 days. We will build upon those relationships in a positive and constructive manner in the months and years ahead.

         In early September we conducted a conference call for investors to permit a thorough discussion of the second quarter and year to date results at that time. We committed that such conference calls for investors would be held following the distribution of each quarterly report in future periods. We anticipate that the next such call will be in early December and our Chief Financial Office, Mike Magill, will be providing specific information with respect to the arrangements of that call in the near future.

         Safeguard is positioned well in the small business market to achieve meaningful future progress. I fully expect the Company to retain a high level of stability and to report further progress in ensuing quarters. We appreciate your continued support.

                                   Sincerely,



                                   Elvis L. Mason
                                   Chairman & C.E.O.

REPORT OF THE CHIEF FINANCIAL OFFICER


                       FINANCIAL AND OPERATING HIGHLIGHTS


         Net sales for the third quarter of 1997 are $50.7 million, reflecting growth of $0.7 million or 1.4% from the same quarter in 1996. For the nine months of 1997, net sales are $154.3 million reflecting a $0.7 million increase above sales levels of $153.6 million for the comparable period in 1996. The nine months' sales results reflect a 4.3% and 13.7% growth in sales of computer forms and sourced products (products produced by other vendors and sold through Safeguard), respectively. This growth is off-set by a 6.4% decline in manual form sales. The changes in sales trends from manual forms to computer forms and sourced products continues to be addressed strategically and operationally throughout the Company.

         Earnings from operations before amortization, depreciation, interest and income taxes (EBITDA) for the quarter ended September 30,1997 are $4.2 million which approximates the 1996 level. EBITDA for the nine months ended September 30, 1997 was $11.7 million compared to $14.2 million for the comparable nine month period in 1996. The decline in operating results for the nine month period September 30, 1997 is attributable to a 5.3% decline in gross profit. The reduction in gross profit is a result of increased material costs attributable to the shift in product mix, and increased overhead costs associated with equipment costs in support of the technological advances in the Company's computer systems. Administrative costs for the nine months of 1997 have also increased as a result of additional equipment costs in support of the Company's computer hardware and software enhancements.

         Excluding the impact of non-recurring expenses (income) items noted below, the Company's earnings from operations for the nine month period ended September 30, 1997 approximate the earnings level for the same period in 1996.

                                                              1997             1996
                                                              ----             ----
                                                                 ($000 Omitted)
         EBITDA                                            $11,650         $ 14,153
         Non-recurring operating expense (income):
              Computer system conversion costs               2,475               --
              UPS strike                                       500               --
              Litigation costs                                  --            1,200
              Gain on sale of a facility in Europe              --             (675)
                                                           -------         --------
         Adjusted EBITDA                                   $14,625         $ 14,678
                                                           =======         ========

         The technological advances achieved through the conversion and redesign of the Company's computer system represent investments by the Company to improve long term operating results through operational efficiencies and cost avoidance. The manufacturing efficiencies achieved in 1997 include the consolidation of the Addison, Illinois operations with the East coast facilities, and the consolidation in the East coast of the order processing functions (order entry, customer service and composition).

         During the third quarter of 1997, United Parcel Service ("UPS") went on strike which materially disrupted the delivery of products to our customers. This disruption had a negative impact on operations for the quarter and cost the Company an estimated $500,000 in additional expenses. These expenses were non-budgeted and non-recurring in nature.

         In 1996, the Company reached an agreement to settle its California litigation. The settlement of this lawsuit significantly reduced the Company's on-going legal costs, which had been primarily directed in the defense of this case.

         The Company's operations in Europe remain strong. Net sales for the nine months of 1997 are $1.1 million or 7.9% above 1996 levels. This growth is in both manual forms and sourced product sales. Earnings from operations are $1.7 million, which is $0.5 million or 39.2% above the earnings in the nine months of 1996, excluding the $0.7 gain on the sale of an existing manufacturing facility in June of 1996.

         The Company's net loss before extraordinary item is $6.0 million in the third quarter of 1997 compared to a loss of $5.4 million for the same period in 1996. The loss for the nine month period is $19.2 million compared to a loss of $14.9 million in 1996. The decline in operating results as discussed above is attributable to a decline in gross profit and an increase in administrative and interest expenses. These losses include amortization (non-cash charges) of $14.5 million for the nine months of 1997 and $14.3 million for the same period in 1996.

         The Company has celebrated over 40 years of leadership in the small business arena serving the marketplace as a leading manufacturer and distributor of business information systems, forms and checks with a total service approach. Safeguard's management and employees are dedicated to maintaining and expanding this preeminent position in the small business marketplace in the coming years. We appreciate your continuing support.

                                   Sincerely,




                                   Michael D. Magill
                                   Senior Vice President
                                   Chief Financial Officer

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)
                                   (Unaudited)

                                                                           September 30,       December 31,
                                                                                1997               1996
                                                                                ----               ----
                                               ASSETS

Current assets:
      Cash and cash equivalents                                              $   1,813          $     482
      Receivables less allowances                                               27,628             27,912
      Inventories                                                                7,851              8,678
      Other current assets                                                       1,898              2,480
                                                                             ---------          ---------
               Total current assets                                             39,190             39,552
Property, machinery and equipment - net                                         20,069             20,855
Excess purchase price over net assets acquired                                  42,140             43,225
Customer list                                                                    4,318             17,273
Other assets                                                                     3,166              2,813
                                                                             ---------          ---------
                                                                             $ 108,883          $ 123,718
                                                                             =========          =========

                LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
       Current debt obligations                                              $   9,151          $   8,708
       Accounts payable                                                         17,654             14,476
       Accrued expenses                                                         13,183             16,572
                                                                             ---------          ---------
               Total current liabilities                                        39,988             39,756
Long-term debt                                                                 114,116            110,017
Other liabilities                                                                8,014              7,631
Stockholders' deficiency:
         Preferred stock:
                 $5.00 Junior Preferred Stock, par value $.01 a share
                 Authorized 1,000,000 shares, $5 cumulative
                 No shares issued and outstanding
         Common stock, par value $.01 a share:
                 Authorized 2,000,000 shares,
                 Issued and outstanding 1,052,384 shares                            11                 11
                 Additional paid-in capital                                     94,143             94,143
         Deficit                                                              (146,241)          (126,880)
         Foreign currency translation adjustment                                (1,148)              (960)
                                                                             ---------          ---------
               Total stockholders' deficiency                                  (53,235)           (33,686)
                                                                             ---------          ---------
               Total liabilities and stockholders' deficiency                $ 108,883          $ 123,718
                                                                             =========          =========


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (Unaudited)


                                                       Three Months                      Nine Months
                                                    Ended September 30,              Ended September 30,
                                                   1997            1996             1997             1996
                                                   ----            ----             ----             ----
Net Sales                                        $ 50,736        $ 51,443        $ 154,340        $ 153,652
Cost of sales                                      24,949          23,625           76,165           71,114
                                                 --------        --------        ---------        ---------
Gross profit                                       25,787          27,818           78,175           82,538
Selling expense                                    19,231          20,707           59,416           60,541
General & administrative expense                    4,507           4,797           13,988           13,455
Other income - cash received greater than
 carrying value of distributor receivables           (450)           (550)          (1,439)          (1,650)
Amortization expense                                4,814           4,572           14,450           14,338
Interest expense                                    3,627           3,595           11,006           10,565
                                                 --------        --------        ---------        ---------
Loss from operations before income taxes
 and extraordinary item                            (5,942)         (5,303)         (19,246)         (14,711)
Income tax provision                                   88              84              115              224
                                                 --------        --------        ---------        ---------
Loss before extraordinary item                     (6,030)         (5,387)         (19,361)         (14,935)
Extraordinary item:
 Gain on early extinguishment of debt                  --              --               --            2,401
                                                 --------        --------        ---------        ---------
Net Loss                                         $ (6,030)       $ (5,387)       $ (19,361)       $ (12,534)
                                                 ========        ========        =========        =========


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           PERIOD FROM JANUARY 1, 1996
                              TO SEPTEMBER 30, 1997
                                 ($000 omitted)
                                   (Unaudited)


                                                                                           Foreign
                                                               Additional                  Currency
                        Preferred Stock      Common Stock         Paid-In                  Translation
                        Shares   Amount   Shares      Amount      Capital    Deficit       Adjustment
                        ------   ------   ------      ------   ----------    -------       -----------
Balance -
 January 1, 1996             -   $    -     999,960   $   10   $   94,143   $  (104,591)   $    (1,292)
Net loss                                                                        (22,289)

Issuance of common
  stock in conjunction
  with exchange offer                        52,424        1

Unrealized gain on
  foreign currency
  translation                                                                                      332
                        ------   ------   ---------   ------   ----------   -----------    -----------
Balance -
 December 31, 1996           -        -   1,052,834       11       94,143      (126,880)          (960)

Net loss                                                                        (19,361)

Unrealized loss on
  foreign currency
  translation                -        -           -        -            -             -           (188)
                        ------   ------   ---------   ------   ----------   -----------    -----------
Balance -
  September 30,              -   $    -   1,052,384   $   11   $   94,143   $  (146,241)   $    (1,148)
                        ======   ======   =========   ======   ==========   ===========    ===========


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)


                                                                        Three Months                     Nine Months
                                                                     Ended September 30,             Ended September 30,
                                                                     1997           1996            1997            1996
Cash Flows from Operating Activities:
       Net Loss                                                    $(6,030)       $(5,387)       $(19,361)       $(12,534)
       Adjustments to reconcile net loss to cash
          provided by operating activities:
             Extraordinary item                                         --             --              --          (2,401)
             Amortization                                            4,814          4,572          14,450          14,338
             Depreciation                                            1,674          1,287           5,440           3,961
             (Gain) loss on sale of assets                              --             --              67            (725)
             Unrealized exchange gain (loss)                          (114)           (29)           (188)             34
        (Increase) decrease in operating assets:
             Receivables                                             1,876           (881)            284             692
             Inventories                                               655            198             827             638
             Other assets                                             (287)           797          (1,037)          1,300
        Increase (decrease) in operating liabilities
             Accounts payable                                       (1,754)          (264)          3,179            (539)
             Accrued expense and other liabilities                  (3,517)         1,730          (2,993)          2,548
                                                                   -------        -------        --------        --------
        Net cash provided by (used in) operating activities         (2,683)         2,023             668           7,312

Cash Flows from Investing Activities:
        Purchase of property, machinery and equipment                  (92)        (1,644)         (3,680)         (5,071)
        Proceeds from sales of assets                                   --             --             787           1,176
        Adjustment due to currency fluctuations
           and foreign purchase price adjustments                      136            (79)            379             (50)
                                                                   -------        -------        --------        --------
        Net cash provided by (used in) investing activities             44         (1,723)         (2,514)         (3,945)
                                                                   -------        -------        --------        --------
Cash Flows from Financing Activities:
        Repayment of long-term debt and capital
           lease obligations                                        (2,439)        (1,859)         (7,123)        (21,199)
        Borrowings from (repayment of) revolving loans               6,526          1,410           9,890          17,067
        Net proceeds from (repayment of) foreign obligations          (724)           (43)            410             137
        Deferred financing costs                                        --             --              --          (1,530)
                                                                   -------        -------        --------        --------
        Net cash provided by (used in) financing activities          3,363           (492)          3,177          (5,525)
                                                                   -------        -------        --------        --------
Increase (decrease) in cash and cash equivalents                       724           (192)          1,331          (2,158)
Cash and cash equivalents at beginning of period                     1,089            836             482           2,802
                                                                   -------        -------        --------        --------
Cash and cash equivalents at end of period                         $ 1,813        $   644        $  1,813        $    644
                                                                   =======        =======        ========        ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)

                                   (Continued)

Supplemental disclosure of non-cash investing and financing activities:

        Capital lease obligations of $1,354 and $1,837 were entered into during the nine months of 1997 and 1996 respectively, to acquire machinery, equipment and software.


Supplemental disclosure of cash flow information:

                                                                            Three Months                Nine Months
                                                                         Ended September 30,        Ended September 30,
                                                                          1997        1996           1997         1996
                                                                          ----        ----           ----         ----
     Earnings Before Interest, Taxes, Depreciation &
         Amortization (EBITDA)                                            $4,173      $4,151         $11,650      $14,153
     Earnings Before Interest, Taxes & Amortization
         (EBITA)                                                          $2,499      $2,864         $ 6,210      $10,192

     Cash paid during the period for:

            Interest                                                      $5,568      $4,853         $ 8,904      $ 8,734



                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996
                                   (Unaudited)


NOTE A.   UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1996 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of and for the year ended December 31, 1996 are derived from the Company's audited financial statements as of that date.

NOTE B.   INVENTORIES:

         Inventories consist of the following:             September 30, 1997                    December 31, 1996
                                                           ------------------                    -----------------
                                                                                ($000 omitted)
         Raw Material                                             $4,148                               $5,327
         Work-in-process                                             278                                  352
         Finished Goods                                            3,425                                2,999
                                                                  ------                               ------
                Total                                             $7,851                               $8,678
                                                                  ======                               ======

NOTE C.     LONG-TERM DEBT:                                September 30, 1997                    December 31, 1996
            --------------                                 ------------------                    -----------------
                                                                                ($000 omitted)
         Revolving Loans - Secured                               $  20,915                            $ 17,525
         Revolving Loan - Unsecured                                  6,500                                   -
         Term Loan                                                   5,617                               6,500
         Amended Exchange Loan                                      18,662                              22,633
            12% Senior Subordinated Notes                           65,878                              65,878
             8% Senior Subordinated Notes                                3                                   3
             8% Subordinated Debentures                                334                                 321
             Capital lease obligations                               1,602                               2,519
             Foreign obligations                                     3,756                               3,346
                                                                 ---------                            --------
                                                                   123,267                             118,725

                 Less current debt obligations                      (9,151)                             (8,708)
                                                                 ---------                            --------
                          Total                                  $ 114,116                            $110,017
                                                                 =========                            ========

         On July 29, 1997, Safeguard amended the revolving loan agreements with its bank. The amended agreements provide for an additional $4.0 million in short-term borrowing capacity. The Revolving Loan under the Loan and Security Agreement (the "Revolving Facility"), secured by eligible accounts receivable and inventories, was amended to provide a $1.5 million overadvance. The overadvance will be repaid in December 1997, as amended on October 1, 1997. The $4.0 million Revolving Loan was amended to allow for borrowings up to $6.5 million. The borrowing capacity will be reduced by $0.1 million per month beginning January 1, 1998 until it is reduced to $4.0 million.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996


RESULTS OF OPERATIONS

The following commentary presents management's discussion and analysis of the Company's financial condition and results of operations. Certain of the statements included below, including those regarding future financial performance or results, or that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. The words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance or events and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, competition, ability of the Company to successfully manage its growth, and other factors discussed below and in the Company's Annual Report for the year ended December 31, 1996 and quarterly reports for the quarters ended March 31, 1997 and June 30, 1997. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes and selected financial data appearing in the Company's Annual Report for the year ended December 31, 1996 and the quarterly reports for the quarters ended March 31, 1997 and June 30, 1997.


The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.


                                                Three Month Period       Nine Month Period
                                                Ended September 30,     Ended September 30,
                                                 1997        1996        1997        1996
                                                 ----        ----        ----        ----
Net sales                                       100.0%      100.0%      100.0%      100.0%
Cost of sales                                    49.2        45.9        49.3        46.3
Gross profit                                     50.8        54.1        50.7        53.7
Selling expense                                  37.9        40.3        38.5        39.4
General & administrative expense                  8.9         9.3         9.1         8.8
Other income - distributor receivables           (0.9)       (1.1)       (0.9)       (1.1)
Amortization expense                              9.5         8.9         9.4         9.3
Interest expense                                  7.1         7.0         7.1         6.9
Loss from operations before income taxes
   and extraordinary item                       (11.7)      (10.3)      (12.5)       (9.6)
Income tax provision                              0.2         0.2          --         0.2
Loss before extraordinary item                  (11.9)      (10.5)      (12.5)       (9.8)
Extraordinary item                                 --          --          --         1.6
Net loss                                        (11.9)%     (10.5)%     (12.5)%      (8.2)%

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996


COMPARISON OF THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997, AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996.

NET SALES. Net sales for the third quarter of 1997 are $50.7 million compared to $51.4 million for the same period in 1996, representing a sales decline of 1.4%. For the nine months of 1997, net sales are $154.3 million, reflecting growth of $0.7 million in comparison to 1996. The sales growth during the nine months reflects a 4.3% growth in computer forms and a 13.7% growth in sourced product sales. This growth is partially off-set by the continuing decline in manual forms sales. Approximately 70% of the growth in computer forms is related to volume increases, with the remainder attributable to price increases. The decline in manual forms sales is off-set in part by a 3.2% average price increase.

The Company's sales growth in 1997 has been influenced by several factors. The Company's computer hardware and software system conversion, initiated in the first quarter of 1997, delayed implementation of certain marketing programs intended to positively effect sales. In addition, a significant amount of communications with the Company's distributor network occurred during the second quarter of 1997 regarding proposed changes to its distribution channel; analysis indicates that the distributors' sales performance was adversely effected by these announcements. The Company's ships approximately 80% of its products via UPS. The UPS strike, which occurred in the third quarter of 1997, resulted in delays in shipment of products which shifted the Company's sale forces focus from soliciting orders to customer delivery concerns. The nine months of 1997 includes one less work day resulting in less time for plant production than in the same period in 1996.

GROSS PROFIT. Gross profit margin is 50.8% of net sales for the third quarter of 1997 and 54.1% in 1996. For the nine months, the gross margin is 50.7% of net sales in 1997 compared to 53.7% in 1996. Gross profit is before selling and administrative expenses, including commission expense. The decline in gross profit margin is attributable to the change in the Company's product mix from manual forms sales to computer forms and sourced products as indicated in the table below.

                                        Three Month Period                  Nine Month Period
                                        Ended September 30,                 Ended September 30,
                                        1997           1996                 1997           1996
                                        ----           ----                 ----           ----
Manual Forms                             62.3%          67.4%               62.5%           67.8%
Computer Forms                           49.5           49.7                48.7            48.7
Payroll & Data Processing Services        8.9           (1.4)                9.4             3.0
Sourced Products                         37.5           42.2                37.5            41.9
                                         ----           ----                ----            ----
      Total                              50.8%          54.1%               50.7%           53.7%
                                         ====           ====                ====            ====

Computer forms and sourced products, high growth product lines, carry greater material, direct labor and overhead costs (as a percentage of sales) resulting in lower gross profit margin than for manual forms. Overhead costs have also increased in 1997 as a result of additional equipment costs in support of technological advances in the computer systems.

SELLING EXPENSE. Selling expenses are $19.2 million in the third quarter of 1997 compared to $20.7 million for the same period in 1996, representing 37.9% and 40.3% of net sales in each period. For the nine months, selling expenses are $59.4 million in 1997 compared to $60.5 million in 1996, representing 38.5% and 39.4% of net sales in each period. Commissions to independent distributors account for approximately 80% of total selling costs and, as a percent of total sales, has remained constant. The dollar decline in selling costs is attributable to the postponement of certain marketing programs partially offset by increased computer equipment costs and commission costs associated with the Company's sales growth for the nine month period.


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
                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996



RESULTS OF OPERATIONS - Continued

GENERAL AND ADMINISTRATIVE. General and administrative expenses are $4.5 million for the third quarter of 1997 compared to $4.8 million in 1996. For the nine months, general and administrative expenses are $14.0 million in 1997 and $13.5 million in 1996. The 4% increase in costs for the nine month period is due to greater temporary salary and administrative costs associated with the system conversion and the impact of the UPS strike, partially off-set by legal and benefit cost reductions. In addition, nine month period in 1996 include $0.7 million gain on the sale of a production facility in the United Kingdom.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.5 million for the third quarter 1997 and $0.6 million for the same period in 1996, representing 0.9% of net sales in 1997 and 1.1% in 1996. Other income for the nine month period is $1.4 million in 1997 and $1.7 million in 1996. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection and future income rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is $4.8 million for the third quarter of 1997 and $4.6 million in 1996. Amortization expense is $14.5 million and $14.3 million for the nine months of 1997 and 1996, respectively. The expense consists primarily of the amortization of intangible assets, including the customer list, excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense is $3.6 million for the third quarter of 1997 and 1996. For the nine months, interest expense is $11.0 million in 1997 in comparison to $10.6 million in 1996. The increase in interest expense in 1997 is attributable to the rise in the Company's average outstanding borrowings.

INCOME TAX PROVISION. The Company's provision for income tax is related to its operations in the United Kingdom. No tax liability is incurred in the United States as a result of net losses from operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the revolving loans. The Company's cash flows from operating activities provided $0.7 million in the nine months of 1997. As of September 30, 1997, the Company had $1.8 million in cash and cash equivalents, $1.1 million in availability under the revolving loans. At that date, the Company had a working capital deficiency of $0.8 million and a ratio of current assets to current liabilities of 0.98:1.

Liquidity during 1997 has been adversely affected by the billing problems associated with the conversion of the Company's computer systems to the AS400 platform. The Company suspended its normal credit collection procedures pending a stabilization of the systems associated with the billing process. This suspension had an adverse impact on days sales outstanding ("receivable turn") which adversely impacted cash flow. The Company has reinstated those collection procedures and anticipates improved cash flow consistent with its historic receivable turn.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996


LIQUIDITY AND CAPITAL RESOURCES - Continued

Reductions in expenses and increased borrowings under the Company's banking facilities allowed the Company to reduce its accounts payable and accrued expenses by $1.8 million and $3.5 million, respectively, during the third quarter of 1997. Improvements in cash flow are expected to continue as expense reduction and receivable turn improve in the subsequent periods.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the nine months of 1997 are $5.0 million in equipment purchases and software development costs. The Company anticipates total capital expenditures in 1997 of $5.5 million, which include the completion of the installation of an integrated computerized order entry system, the installation of sales force automation system, and the upgrade of existing manufacturing production equipment. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

At the end of the second quarter, the Company notified its bondholders that the interest payment due June 30, 1997 would be postponed pursuant to the 30 day grace period allowed pursuant to the Indenture Agreement on the 12% Subordinated Bonds. This notice was sent pending completion of proposed changes in existing senior lenders' credit agreements with Safeguard to compensate for the unexpected operating problems. The interest payment was made to all bondholders of record during the grace period and no default occurred. During the grace period the Company amended its credit facilities to provide for a $4.0 million increase in short-term borrowing capacity with its financial institutions (see Note C to the financial statements) which provided sufficient funds for the Company to make its interest payment to its bondholders. As indicated in Note C to the financial statements, the Revolving Facility was amended during the third quarter to extend the $1.5 million overadvance, adjust covenants, and increase the interest rate on the working capital facility from prime plus 1% to prime plus 1.25%. Future interest payments of the Company are expected to be made out of improved operating results and cash flow as well as any asset sales which might be made, although the ability to accurately project futures sales volume, and events outside of the Company's control could have an impact on future interest payments. The Company has met all of its debt obligations and is not currently in default of any of its loan agreements. The Company continues to monitor its cash position and believes that sufficient funding alternatives exist to meet its current obligations as they come due.


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